Exhibit (a)(2)(C)

[WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]

February 4, 2004

Dear Limited Partners:

     On January 30, 2004, WHLP Acquisition LLC, a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., increased the price at which it is offering to purchase all of the issued and outstanding Units of Westin Hotels Limited Partnership (the “Partnership”) to a purchase price of $735 per Unit, in cash, less the amount of any distributions made or declared on or after January 1, 2004 in respect of that Unit.

     The General Partner makes no recommendation whether Limited Partners should accept or reject the offer and is remaining neutral with respect to the offer.

     Enclosed with this letter is a copy of Amendment No. 3 to our Solicitation/ Recommendation Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission (the “SEC”). We urge you to read the enclosed Amendment carefully. Although the General Partner is not making a recommendation, we believe that Limited Partners of the Partnership should carefully consider the information set forth in our Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 18, 2003, as amended by Amendment No. 1 filed with the SEC on November 24, 2003, Amendment No. 2 filed with the SEC on December 29, 2003 and Amendment No. 3 filed with the SEC on February 4, 2004, in making their own decision about whether to tender Units in the offer.

     If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership’s investor relations manager, at 1-800-323-5888.

Very truly yours,

WESTIN REALTY CORP. General Partner

/s/ Alan M. Schnaid

Alan M. Schnaid Vice President